Exhibit 3.1

Amendment to Bylaws of Kirby Corporation

Dated March 18, 2020

Kirby Corporation, a corporation organized under the laws of the State of Nevada, by its Vice President, General Counsel and Secretary does hereby certify:

That the Board of Directors of said corporation, by unanimous written consent in lieu of special meeting dated March 18, 2020, approved an amendment to the bylaws of the corporation (as amended or modified and currently in effect the “Bylaws”) as follows:

“RESOLVED, that in accordance with Article VIII, Section 1 of the Bylaws, the Directors hereby approve the amendment of Article II of the Bylaws of the Corporation by the addition of new Section 14 to read as follows:

‘Section 14.  Stockholders may participate in and hold any meeting of stockholders by means of electronic communications, videoconferencing, teleconferencing or other available technology.  In such instances, the corporation shall implement reasonable measures to a) verify the identity of each person participating through such means as a stockholder; and (b) provide the stockholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to communicate, and to read or hear the proceedings of the meetings in a substantially concurrent manner with such proceedings.  A meeting of stockholders may also be held solely by remote communication pursuant to this Section 14.  Participation in a meeting held in accordance with this Section 14 shall constitute presence in person at the meeting.’”

IN WITNESS HEREOF, Kirby Corporation has caused this certificate to be signed by its Vice President, General Counsel and Secretary this March 18, 2020.

Kirby Corporation

By:	/s/ Amy D. Husted
Name:	Amy D. Husted
Title:	Vice President, General Counsel and Secretary